Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and between

Mac-Gray Services, Inc.

(“Buyer”)

and

Web Service Company, Inc.

(“Seller”)

January 16, 2004

TABLE OF CONTENTS

SECTION 1.	PURCHASE AND SALE OF ASSETS; PURCHASE PRICE.
1.1	Sale of Assets
1.2	Liabilities
1.3	Purchase Price
1.4	Purchase Price Adjustment; Proration
1.5	Closing
1.6	Transfer of Subject Assets
1.7	Delivery of Records and Contracts
1.8	Allocation of Purchase Price
1.9	Procedures for Assets not Transferable
1.10	Sales and Transfer Taxes
1.11	Exchange Transactions

SECTION 2.	REPRESENTATIONS AND WARRANTIES OF SELLER.
2.1	Organization and Qualifications of Seller
2.2	Authority of Seller
2.3	Real Property
2.4	Title; Liens; Sufficiency of Assets
2.5	Laundry Leases
2.6	Financial Statements; Undisclosed Liabilities
2.7	Equipment
2.8	Taxes
2.9	Insurance
2.10	Absence of Certain Changes
2.11	Intellectual Property
2.12	Contracts
2.13	Litigation
2.14	Compliance with Laws
2.15	Finder’s Fees
2.16	Permits; Burdensome Agreements
2.17	Related Parties
2.18	Employee Benefit Programs
2.19	Environmental Matters
2.20	Employees; Labor Matters
2.21	Customers

SECTION 3.	COVENANTS OF SELLER.
3.1	Making of Covenants and Agreements
3.2	Confidentiality

3.3	Notice of Breach
3.4	General Cooperation
3.5	Employees
3.6	Name License
3.7	Access to Information
3.8	2003 Income Statements

SECTION 4.	REPRESENTATIONS AND WARRANTIES OF BUYER.
4.1	Making of Representations and Warranties
4.2	Organization
4.3	Authority
4.4	Litigation
4.5	Finder’s Fees
4.6	Domestic Rental Business

SECTION 5.	COVENANTS OF BUYER.
5.1	General Cooperation
5.2	Temporary Servicing of Seller Group Rentals

SECTION 6.	SURVIVAL OF WARRANTIES; FEES AND EXPENSES.
6.1	Survival of Warranties
6.2	Fees and Expenses

SECTION 7.	INDEMNIFICATION.
7.1	Indemnification by Seller
7.2	Limitations on Indemnification by Seller
7.3	Indemnification by Buyer
7.4	Limitations on Indemnification by Buyer
7.5	Notice; Defense of Claims

SECTION 8.	MISCELLANEOUS.
8.1	Law Governing
8.2	Notices
8.3	Entire Agreement
8.4	Assignability; Severability
8.5	Captions and Gender
8.6	Certain Definitions
8.7	Execution in Counterparts
8.8	Amendments; Waivers
8.9	Dispute Resolution

ii

SCHEDULES

Schedule 1.1(a)(i)	-	Laundry Leases
Schedule 1.1(a)(v)	-	Equipment Inventory
Schedule 1.1(a)(viii)	-	Phone Numbers
Schedule 1.1(b)(viii)	-	Vehicles
Schedule 1.1(b)(x)	-	Excluded Counties
Schedule 1.4(a)	-	Target Numbers
Schedule 1.8	-	Allocation of Purchase Price
Schedule 2.3	-	Occupancy Agreements
Schedule 2.5		Certain Leases
Schedule 2.6(a)(i)	-	Income Statement
Schedule 2.6(a)(ii)		Other Data
Schedule 2.9	-	Insurance
Schedule 2.10	-	Absence of Certain Changes
Schedule 2.11(d)	-	Intellectual Property Rights
Schedule 2.12	-	Material Contracts
Schedule 2.13	-	Litigation
Schedule 2.14	-	Compliance with Laws
Schedule 2.16	-	Approvals
Schedule 2.17	-	Related Party Transactions
Schedule 2.18	-	Employee Benefit Programs
Schedule 2.19	-	Environmental Matters
Schedule 2.20	-	Employees; Labor Matters
Schedule 2.21	-	Customers
Schedule 3.5	-	Bonus Summary
Schedule 5.2	-	Certain Rental Leases

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of January 16, 2004 by and between Mac-Gray Services, Inc., a Delaware corporation (“Buyer”), and Web Service Company, Inc., a California corporation (“Seller”).

W I T N E S S E T H

WHEREAS, Seller operates a laundry route business, including operations in the states of Alabama, Florida, Georgia, Kentucky, Maryland, Mississippi, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia and West Virginia and the District of Columbia (the “Territory”); and

WHEREAS, subject to the terms and conditions hereof, Seller desires to sell, transfer and assign to Buyer, and Buyer desires to purchase from Seller, substantially all of the property, assets and business comprising the laundry route business of Seller in the Territory (the “Business”), except as otherwise specifically excluded in this Agreement.

NOW, THEREFORE, in order to consummate said purchase and sale and in consideration of the mutual representations, warranties, covenants and agreements, and upon the terms and subject to the conditions set forth herein, the parties hereto agree as follows:

SECTION 1.                                PURCHASE AND SALE OF ASSETS; PURCHASE PRICE.

1.1                                 Sale of Assets.

(a)                                  Subject to the provisions of this Agreement, at the Closing (as defined in Section 1.5 hereof) Seller shall sell, transfer and assign to Buyer and Buyer shall acquire all right, title and interest in and to all of the assets, properties and business used or held for use exclusively in connection with the Business (except as hereinafter provided in Section 1.1(b)), of every kind and description, tangible and intangible, real, personal or mixed, and wherever located, including, without limitation, the following:

(i)                                     all right, title and interest of Seller in and to all leases, contracts, agreements and arrangements, whether written or oral and including any tenancy at will, for the installation, placement, servicing or leasing of Machines in the Territory or otherwise relating to the Business (including without limitation leases of laundry facility premises and leases of Machines to apartment owners in exchange for rental payments from the apartment owner, but excluding all leases relating solely to Machines located in the Excluded Counties, as defined below), a correct and complete list of which is attached hereto as Schedule 1.1(a)(i) (collectively, the “Laundry Leases”);

(ii)                                  all laundry machines, washers, dryers, change machines, debit-card and smart-card add-value stations, detergent, soap, bleach and softener dispensers and similar machines and equipment (collectively, “Machines”) of Seller located at the

Laundry Lease locations (collectively, the “Route Equipment”), including without limitation the laundry machines, washers and dryers listed in Schedule 1.1(a)(i);

(iii)                               all other assets of Seller relating exclusively to the Laundry Leases, including without limitation, all fixtures and leasehold improvements at each Laundry Lease location;

(iv)                              all cash and monies contained in the Route Equipment and the Vehicles (as defined below) as of 11:59 p.m., Eastern Time, on the Closing Date (“Closing Cash”);

(v)                                 all new, used and refurbished Machines and related tools, parts, equipment and accessories of or relating exclusively to the Business which are not located at the Laundry Lease locations (collectively, the “Equipment Inventory”), including without limitation, all new, used and refurbished laundry machines, washers and dryers listed in Schedule 1.1(a)(v) attached hereto;

(vi)                              all other tangible property and assets of or relating exclusively to the Business, wherever located, including without limitation, all coin and currency counting machines, furniture, computer equipment, supplies and other assets located at the Real Estate and in the Vehicles;

(vii)                           [Reserved]

(viii)                        all goodwill, intellectual property rights and other intangible assets of or relating exclusively to the Business, to the extent assignable including without limitation, trade secrets, proprietary information, current and former customer lists, prospect lists, technologies, inventions, know-how, processes, procedures, research records, software and software documentation, market surveys and marketing know-how and each of the telephone numbers used by the Business, including without limitation the telephone numbers listed on Schedule 1.1(a)(viii) hereto;

(ix)                                to the extent assignable, all of Seller’s right, title and interest in and to all franchises, licenses, permits, certifications, approvals and authorizations of or relating exclusively to the Business;

(x)                                   all customer and business records of or relating exclusively to the Business, including without limitation, customer lists, records, invoices and histories, supplier and vendor lists and records and all records with respect to the Laundry Leases; and

(xi)                                all claims and causes of action of Seller against any other person relating to the Subject Assets, whether or not such claims and causes of action have been asserted, and all rights of indemnity, warranty rights, rights of contribution, rights to refunds, rights of reimbursement and other rights of recovery of Seller (regardless of whether such rights are currently exercisable) relating to the Subject Assets.

The assets, property and business of Seller being sold to and purchased by Buyer under this Agreement are herein sometimes referred to as the “Subject Assets.”

(b)                                 Notwithstanding the foregoing, there shall be excluded from such purchase and sale the following property and assets of Seller:

(i)                                     all assets of Seller not used or held for use exclusively in connection with the Business and which are not otherwise necessary to the operation of the Business as currently conducted;

(ii)                                  other than the Closing Cash, all cash, cash equivalents, bank deposits and bank accounts of Seller, including all cash in Seller’s counting rooms as of 11:59 p.m., Eastern Time, on the Closing Date;

(iii)                               Seller’s stock record books, corporate record books and such other records which relate primarily to Seller’s taxes, organization, tax returns or stock capitalization (collectively, the “Corporate Records”);

(iv)                              any rights or claims of Seller under any intercompany receivables, obligations, agreements or arrangements relating to the Business between or among Seller and any subsidiary or affiliate of Seller (the “Intercompany Agreements”);

(v)                                 all accounts receivable of the Business outstanding on the Closing Date;

(vi)                              all contracts and policies of insurance;

(vii)                           prepaid employee expenses and all assets of Seller under any employee benefit, savings or pension plan;

(viii)                        except for the contents thereof, all vehicles used or held for use exclusively in the Business, a correct and complete list of which vehicles is attached hereto as Schedule 1.1(b)(viii) (collectively, the “Vehicles”);

(ix)                                all real property owned by Seller; and

(x)                                   all laundry leases relating solely to Machines located in the counties listed on Schedule 1.1(b)(x) attached hereto (the “Excluded Counties”) and all Machines and other assets related exclusively to the laundry lease locations in the Excluded Counties.  References to the Business and the Subject Assets specifically exclude all operations and assets in the Excluded Counties.

The assets, property and business of Seller which are excluded from the Subject Assets under this Section 1.1(b) are sometimes referred to as the “Excluded Assets.”

1.2                                 Liabilities.

(a)                                  Subject to Sections 1.9(a) and (b), Buyer shall assume, at the Closing, the obligations of Seller under the Laundry Leases (including without limitation, the obligation to make any required commission payments, revenue sharing payments or route rental payments under any Laundry Lease with respect to amounts collected or received by Buyer), but only to the extent such obligations: (A) arise after the Closing Date; (B) do not arise from or relate to any breach by Seller of any provision of any Laundry Lease; (C) do not arise from or relate to any event, circumstance or condition occurring or existing on or prior to the Closing Date that, with notice or lapse of time or both, would constitute or result in a breach by Seller, Buyer or any of their respective affiliates of any provision of any Laundry Lease; and (D) are ascertainable solely by reference to the express terms of the Laundry Leases (the “Assumed Liabilities”).  Notwithstanding anything in this Agreement to the contrary, the Assumed Liabilities shall not include, and Buyer shall not assume and shall not pay or be liable for:

(i)                                     any liability under any contract other than a Laundry Lease;

(ii)                                  any liability with respect to Taxes (as defined in Section 2.8) of the Seller or Taxes attributable to the Subject Assets or the Business for any portion of any period or partial period ending on or before the Closing Date;

(iii)                               any liability arising out of or resulting from the matters disclosed on Schedules 2.13 and 2.14; and

(iv)                              any liability of Seller to any current or former employee of Seller or any of its affiliates.

The assumption of the Assumed Liabilities by Buyer shall not enlarge any rights of third parties under contracts or arrangements with Buyer or Seller or any of their respective affiliates or subsidiaries.

(b)                                 Except for the Assumed Liabilities, Buyer shall not assume or be bound by any obligations or liabilities of Seller or any affiliate of Seller of any kind or nature whatsoever, whether known, unknown, accrued, absolute, contingent or otherwise, now existing or hereafter arising.  Seller shall be responsible for and pay any and all obligations and liabilities of every kind or nature whatsoever relating to (i) the operation of the Business prior to the Closing (including without limitation, the obligation to make any required commission payments, revenue sharing payments or route rental payments under any Laundry Lease with respect to amounts collected or received by Seller), (ii) the Excluded Assets, (iii) all liabilities of Seller other than the Assumed Liabilities or (iv) any event, act, omission, condition or any other state of facts occurring or existing prior to the Closing Date.

1.3                                 Purchase Price.

In consideration of the sale by Seller to Buyer of the Subject Assets, subject to the assumption by Buyer of the Assumed Liabilities, Buyer will deliver to Seller at the Closing an aggregate purchase price (the “Purchase Price”) consisting of (i) thirty-nine million and thirty-five thousand dollars ($39,035,000) in cash (the “Cash Purchase Price”) and (ii) the portion of Buyer’s laundry route business being transferred to Seller pursuant to the Mac-Gray Asset Purchase Agreement (“Buyer’s Route Business”).  Buyer shall sell, transfer and assign to Seller and Seller shall acquire Buyer’s Route Business pursuant to the terms of the Mac-Gray Asset Purchase Agreement (as defined below).  Buyer shall deliver the Cash Purchase Price to Seller at Closing by wire transfer pursuant to wire instructions specified by Seller.

1.4                                 Purchase Price Adjustment; Proration.

(a)                                  Machine Adjustments.  Within 120 days after the Closing Date, (i) Buyer shall conduct a count of all washers and dryers included in the Route Equipment (the “Web Route Number”) and shall deliver to Seller a schedule reflecting such count and (ii) Seller shall conduct a count of all washers and dryers included in the Mac-Gray Route Equipment (as defined below) (the “Mac-Gray Route Number”) and shall deliver to Buyer a schedule reflecting such count.  Each party shall be deemed to accept the equipment count delivered by the other party unless the receiving party delivers a notice of objection to the delivering party within ten (10) days following receipt of the equipment count from the delivering party.  If either party provides a notice of objection to the other party, Seller and Buyer shall first use commercially reasonable efforts to resolve such dispute.  If the parties are able to resolve such dispute, the Web Route Number and/or Mac-Gray Route Number, as applicable, shall be revised to the extent necessary to reflect such resolution and shall be conclusive and binding upon all parties and shall not be subject to dispute or review.   If the parties are unable to resolve the dispute within twenty (20) days after delivery of a notice of objection by either party, either party may submit the dispute to arbitration in accordance with Section 8.9.  The Web Route Number and/or Mac-Gray Route Number as determined pursuant to arbitration shall be shall be conclusive and binding upon all parties and shall not be subject to dispute or review.  If the Web Route Number as finally determined is less than the total number of washers and dryers listed on Schedule 1.4(a) as the Web Target Number (the “Web Target Number”), then Seller shall pay to Buyer an amount equal to (i) the Web Target Number minus the Web Route Number, multiplied by (ii) $900, and the Purchase Price shall be reduced by such amount.  If the Mac-Gray Route Number as finally determined is less than the total number of washers and dryers listed on Schedule 1.4(a) as the Mac-Gray Target Number (the “Mac-Gray Target Number”), then Buyer shall pay to Seller an amount equal to (i) the Mac-Gray Target Number minus the Mac-Gray Route Number, multiplied by (ii) $900, and the Purchase Price (as well as the Purchase Price as defined and set forth in Section 1.3 of the Mac-Gray Asset Purchase Agreement) shall be reduced by such amount.  Any amounts payable by Seller to Buyer or by Buyer to Seller under this Section 1.4(a) shall be delivered in cash within ten (10) days following the final determination of the Web Route Number or Mac-Gray Route Number, as the case may be.  If the Web Route Number as finally determined equals or exceeds the Web Target Number, then no payment shall be required from Seller to Buyer under this Section 1.4(a).  If the Mac-Gray Route Number as finally determined equals or exceeds the Mac-Gray Target Number, then no payment shall be required from Buyer to Seller under this Section 1.4(a).  For purposes of calculating the Web Route Number and the Mac-Gray Route Number, washer and dryer units shall be counted as provided in Schedule 1.4(a).  For purposes of this Section 1.4(a), “Mac-Gray Route Equipment” means the “Route Equipment” as defined in the Mac-Gray Asset Purchase Agreement.  The methodology for determining the adjustment of the Purchase Price set forth in this Section 1.4(a)

is not intended to establish the allocation of the Purchase Price based on the fair market value of the Subject Assets, which the parties agree shall be as provided in Schedule 1.8.

(b)                                 Proration.  Seller will provide to Buyer copies of all personal property tax returns relating to the Subject Assets for 2003 and Buyer shall prepare and file all personal property tax returns relating to the Subject Assets for 2004.  The personal property taxes due under the returns filed for 2004 shall be pro rated by Buyer and Seller as of 11:59 p.m., Eastern Time, on the Closing Date and the Purchase Price shall be adjusted as necessary to reflect such proration.  If Seller receives any amounts after the Closing Date in respect of January 2004 fixed rate billings under Laundry Leases, Seller shall promptly pay such amounts to Buyer.

1.5                                 Closing.

(a)                                  Closing Date. The closing of the purchase and sale provided for in this Agreement (the “Closing”) shall be held at the offices of Jeffer, Mangels, Butler & Marmaro LLP, 1900 Avenue of the Stars, Los Angeles, CA  90067, on the date hereof, or at such other place or later date as may be fixed by mutual agreement of Buyer and Seller (the “Closing Date”).

(b)                                 Actions to be Taken at the Closing.  The following actions shall be taken at the Closing:

(i)                                     Delivery of the Purchase Price.  Buyer shall deliver the Purchase Price in accordance with Section 1.3.

(ii)                                  Delivery of Seller’s Documents.  Seller shall execute and deliver or cause to be delivered to Buyer all agreements, certificates and other documents required to be delivered by them pursuant to the terms of this Agreement, including without limitation the following:

(A)                              an Assignment and Assumption Agreement with respect to the Subject Assets and the Assumed Liabilities executed by Seller in a form mutually acceptable to Seller and Buyer and their respective counsel (the “Assignment and Assumption Agreement”);

(B)                                a Bill of Sale and Assignment of Intangibles with respect to the Subject Assets executed by Seller in a form mutually acceptable to Seller and Buyer and their respective counsel;

(C)                                a Noncompetition Agreement executed by Seller in a form mutually acceptable to Seller and Buyer and their respective counsel (the “Noncompetition Agreement”);

(D)                               an Occupancy Agreement with respect to each of Seller’s facilities listed on Schedule 2.3 hereto, executed by Seller in a form mutually acceptable to Seller and Buyer and their respective counsel (the “Occupancy Agreement);

(E)                                 a Transition Services Agreement executed by Seller in a form mutually acceptable to Seller and Buyer and their respective counsel (the “Services Agreement”);

(F)                                 an amendment to Seller’s Master Laundry Agreement with ERP Operating Limited Partnership in a form mutually acceptable to Seller and Buyer and their respective counsel; and

(G)                                an Asset Purchase Agreement relating to the sale by Buyer to Seller of Buyer’s Route Business executed by Seller in a form mutually acceptable to Seller and Buyer and their respective counsel (the “Mac-Gray Asset Purchase Agreement”).

(iii)                               Delivery of Buyer’s Documents.  Buyer shall execute and deliver to Seller all agreements, certificates and other documents required to be delivered by it pursuant to the terms of this Agreement, including without limitation the following:

(A)                              the Assignment and Assumption Agreement;

(B)                                the Occupancy Agreement;

(C)                                the Services Agreement; and

(D)                               the Mac-Gray Asset Purchase Agreement.

(iv)                              Opinions of Counsel.

(A)                              Buyer shall have received from Jeffer, Mangels, Butler & Marmaro LLP, counsel to Seller, an opinion in a form mutually acceptable to Seller and Buyer and their respective counsel.

(B)                                Seller shall have received from Goodwin Procter LLP, counsel to Buyer, an opinion in a form mutually acceptable to Seller and Buyer and their respective counsel.

1.6                                 Transfer of Subject Assets.  At the Closing, Seller shall deliver or cause to be delivered to Buyer good and sufficient instruments of transfer transferring to Buyer all right, title and interest in and to all of the Subject Assets.  Such instruments of transfer (a) shall be in the form which is usual and customary for transferring the type of property involved under the laws of the jurisdictions applicable to such transfers, (b) shall be in form and substance satisfactory to Buyer and its counsel, (c) shall effectively vest in Buyer good and marketable title to all of the Subject Assets free and clear of all mortgages, pledges, security interests, charges, liens, restrictions, easements, covenants, leases, assessments, claims, rights, judgments, encroachments and encumbrances of any kind (collectively, “Liens”), and (d) where applicable, shall be accompanied by evidence of the discharge of all Liens on the Subject Assets.  Seller from time to time after the Closing at the request of Buyer and without further consideration shall execute and deliver further instruments of transfer and assignment (in addition to those delivered at the Closing) and take such other actions as Buyer may reasonably require to more effectively transfer and assign to, and vest in, Buyer each of the Subject Assets and remove any Liens thereon.  Except as otherwise provided in Section 1 of the Services Agreement, Seller shall within five (5) business days following the receipt thereof (i) forward or refer to Buyer all third party inquiries and correspondence relating to the Subject Assets or the Business and (ii) remit any and all amounts received by Seller which are properly included in the Subject Assets (including without limitation, payments under any Laundry Lease).

1.7                                 Delivery of Records and Contracts.  Seller shall deliver or cause to be delivered to Buyer on January 20, 2004 at Buyer’s Cambridge, Massachusetts office, all of the Laundry Leases (together with all correspondence and records relating to the Laundry Leases), with such assignments thereof and consents to assignments as are necessary to assure Buyer of the full benefit of the same, subject to Section 1.9 hereof.  Seller shall also deliver or cause to be delivered to Buyer as promptly as practicable and in any event within thirty (30) days following the Closing, all of Seller’s business records, books and other data relating exclusively to the Subject Assets and/or the Business; provided that if Buyer requests any particular business records, books or other data relating exclusively to the Subject Assets and/or the Business that is readily available to Seller, Seller shall deliver such requested material to Buyer within two (2) business days.  Except as otherwise provided in this Section 1.7, as of the Closing, Seller shall take all requisite steps to put Buyer in actual possession and operating control of the Subject Assets and the Business.

1.8                                 Allocation of Purchase Price.  Buyer and Seller hereby agree on the allocation of the Purchase Price among the Subject Assets as set forth on Schedule 1.8 hereto.  Such allocation shall be subject to Section 1.11.  Such allocation shall be binding upon Buyer and Seller for all purposes.  At or as soon as practicable after the Closing, Buyer and Seller shall execute IRS Forms 8594 in accordance with the allocation set forth in said Schedule and in compliance with Section 1060 of the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder (including Treasury Regulation Section 1.1060-1(c)(8).  All tax returns and reports filed by Buyer and Seller with respect to the transactions contemplated by this Agreement shall be consistent with the foregoing.

1.9                                 Procedures for Assets not Transferable

(a)                                  If any of the Laundry Leases or any other property or rights included in the Subject Assets is not assignable or transferable either by virtue of the provisions thereof or under applicable law without the consent of some party or parties and any such consent is not obtained prior to the Closing, this Agreement and the related instruments of transfer shall not constitute an assignment or transfer thereof and Buyer shall not assume the obligations of Seller under any such Laundry Lease.  Seller shall take all such actions as Buyer may reasonably request (including without limitation the execution of consent requests and other documents and phone calls with third parties) to assist Buyer in obtaining such consents as soon as possible after the Closing in a manner that Buyer believes will avoid any default, conflict or termination of rights under such Laundry Leases.  In the event that any Laundry Lease included in the Subject Assets is not assigned to Buyer by reason of the foregoing provisions of this Section 1.9, this Agreement, if permitted by law, shall constitute full and equitable assignment and transfer by Seller to Buyer of all of Seller’s right, title and interest in and to, and all of Seller’s liabilities under those Laundry Leases (the “Equitably Assigned Contracts”).  Buyer shall be deemed Seller’s agent for performing such Equitably Assigned Contract and completing, fulfilling and discharging all of Seller’s liabilities under any such Equitably Assigned Contract that constitute Assumed Liabilities.  Buyer and Seller shall take all commercially reasonable steps and actions to provide Buyer with all of the benefits of such Equitably Assigned Contracts and to relieve Seller of the performance and other liabilities thereunder (to the extent constituting Assumed Liabilities).  In particular and without limiting the foregoing, Seller shall, within five (5) business days after Closing, subcontract to Buyer all services to be performed, and benefits to be received, by Seller under Laundry Leases with ERP Operating Partnership and properties managed or controlled by it, including such Laundry Leases under the Master Laundry Agreement between Seller and ERP Operating Partnership (as amended).

(b)                                 If Seller shall be unable to make the equitable assignment described in Section 1.9(a), or if such attempted transfer would adversely affect the rights of Seller or Buyer under any Laundry Lease, or would not assign all of Seller’s rights thereunder, Seller and Buyer shall continue to cooperate and use all commercially reasonable efforts to provide Buyer with all such rights.  To the extent that any such consents are not obtained, or until the impediments to such transfer are resolved, Seller shall use all commercially reasonable efforts to the extent permitted by law and specifically requested by Buyer to (i) provide to Buyer the benefits of any such Laundry Lease, (ii) cooperate in any lawful arrangement designed to provide such benefits to Buyer and (iii) enforce, at the request of and for the account of Buyer, any rights of Seller arising from any such Laundry Lease against any third party in accordance with the terms thereof upon the advice of Buyer.  To the extent that Buyer is provided all of the benefits (including payment rights) of any such Laundry Lease (whether from Seller or otherwise), Buyer shall, at no cost to Seller, (i) perform for the benefit of any third party the obligations of Seller under such Laundry Lease or in connection therewith arising under such Laundry Lease (to the extent constituting Assumed Liabilities), (ii) indemnify Seller for any and all claims made against Seller for Buyer’s acts and/or omissions on the premises of each such Laundry Lease and Buyer’s performance of or failure to perform Seller’s obligations under such Laundry Lease and (iii) name Seller as an additional insured on Buyer’s insurance policies that provide coverage for Buyer’s performance under such Laundry Lease.

1.10                           Sales and Transfer Taxes.  All sales, use, recording, documentary, transfer, stamp and notarial taxes, fees and duties under applicable law incurred in connection with the sale and transfer of the Subject Assets (“Transaction Taxes”) will be borne and paid 50% by Seller and 50% by Buyer, and each party shall promptly reimburse the other for 50% of any Transaction Tax that the other party is required to pay under applicable law.

1.11                           Exchange Transactions.  Seller and Buyer shall (to the extent such transactions qualify as such) treat as “like-kind exchanges” under Section 1031 of the Code (i) the sale by Seller of certain of the Subject Assets and the purchase by Seller of assets from Buyer under the Mac-Gray Asset Purchase Agreement (“Seller’s Exchange Transaction”) and (ii) the sale by Buyer of assets to Seller under the Mac-Gray Asset Purchase Agreement and the purchase by Buyer of certain of the Subject Assets (“Buyer’s Exchange Transaction”).  Seller and Buyer shall perform such actions and execute such documents as the parties believe to be necessary or appropriate to facilitate Seller’s Exchange Transaction and Buyer’s Exchange Transaction.

SECTION 2.                                REPRESENTATIONS AND WARRANTIES OF SELLER

As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, Seller hereby makes to Buyer, the representations and warranties contained in this Section 2.  For purposes of this Section 2, references to “knowledge” of Seller or words of similar import shall be deemed to include, to and including the Closing Date, actual knowledge after due inquiry of William E. Bloomfield Jr., Timothy Chisum, Adam Coffey, Thomas Gates, James Hunter, Herbert Reynolds, Kathe Seeby (solely for purposes of the representation contained in the third sentence of Section 2.21), Rick Seeby (solely for purposes of the representations contained in Section 2.19), and Larry Vogler.

2.1                                 Organization and Qualifications of Seller..  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of California with full power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is conducted by it.  The copies of the charter documents and by-laws of Seller, each as amended to date, and previously delivered to Buyer’s counsel, are complete and correct, and no amendments thereto are pending.  Seller is qualified to do business as a foreign entity in each jurisdiction in which such qualification is necessary, except where the failure to be so qualified could not reasonably be expected to have a material adverse effect on the assets, liabilities, business, condition (financial or otherwise), results of operations or prospects of Seller.

2.2                                 Authority of Seller..  Seller has full right, power and authority to enter into this Agreement and each agreement, document and instrument to be executed and delivered by it pursuant to or as contemplated by this Agreement and to carry out the transactions contemplated hereby and thereby.  The execution, delivery and performance by Seller of this Agreement and each such other agreement, document and instrument have been duly authorized by all necessary action of Seller, and no other action on the part of Seller is required in connection therewith.  This Agreement and each agreement, document and instrument to be executed and delivered by Seller pursuant to or as contemplated by this Agreement constitute, or will when executed and delivered by Seller constitute, valid and binding obligations of Seller, enforceable in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally and subject to the rules of law governing (and all limitations on) specific performance, injunctive relief and other equitable remedies.  The execution, delivery and performance by Seller of this Agreement and each such other agreement, document and instrument:

(a)                                  do not and will not violate any provision of the charter or by-laws of Seller;

(b)                                 do not and will not violate any laws of the United States or any state or other jurisdiction applicable to Seller or, except as set forth in Schedule 1.1(a)(i), require Seller to obtain any approval, consent or waiver of, or to make any filing with, any person or entity (governmental or otherwise) that has not been obtained or made; and

(c)                                  except for the Laundry Leases and the Facility Leases and except as could not reasonably be expected to result in a material adverse affect on the Subject Assets, the

Business or the ability of the parties to consummate the transactions contemplated by this Agreement, do not and will not result in a breach of, constitute a default under, accelerate any obligation under, require a consent under, cause a termination under, or give rise to a right of termination of any indenture or loan or credit agreement or any other material agreement, contract, instrument, mortgage, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award, whether written or oral, to which Seller is a party or by which the Subject Assets or the Business is bound or affected, or result in the creation or imposition of any Lien on the Business or any of the Subject Assets.

2.3                                 Real Property.

(a)                                  All of the real property owned by Seller or one of its affiliates and used or held for use in the Business is identified in Schedule 2.3 hereto (together with the buildings and improvements thereon, the “Owned Real Estate”).  Other than the Laundry Leases, all of the real property leased by Seller and used or held for use in the Business is identified in Schedule 2.3 hereto (the “Leased Premises” and, together with the Owned Real Estate, the “Real Estate”). The leases to which Seller is a party for each of the Leased Premises are referred to herein collectively as the “Facility Leases”,  Fee simple ownership of the Owned Real Estate is vested in Seller or one of its affiliates.  Neither Seller nor any of its affiliates is a party or bound by any agreement for the sale of the Owned Real Estate or any portion thereof.  Seller is the holder of the tenant’s interests under each of the Facility Leases.  Seller has not assigned, mortgaged or otherwise encumbered its interests in any Facility Leases, nor has Seller sublet any portion of the Leased Premises.  Other than Seller, no party has the right to occupy, possess or use any portion of the Real Estate.  Except for the Facility Leases, there are no contracts or agreements that could prevent the leasing or sub-leasing of any of the Real Estate by Buyer pursuant to the Occupancy Agreement.  True, correct and complete copies of all contracts relating to use, ownership or operation of the Real Estate, including the Facility Leases, have been previously delivered to Buyer.

(b)                                 There are no actions, suits or proceedings (including arbitration or condemnation proceedings) pending or, to Seller’s knowledge, threatened, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, which could reasonably be expected to have a material adverse effect on any portion of the Real Estate or Seller’s interest therein, or Seller’s ability to perform its obligations under this Agreement and the Occupancy Agreement.

(c)                                  The Owned Real Estate and, to Seller’s knowledge, the Leased Premises, comply in all material respects with all applicable zoning, building, environmental, ecology, health and public safety, subdivision, land sales or similar law, rule, ordinance or regulations, and Seller has received no written notice of a violation of any such law, ordinance or regulation.  To Seller’s knowledge, there are no structural defects at the Real Estate.  The Real Estate is covered by the insurance policies and arrangements set forth in Schedule 2.9 attached hereto, all of which are in full force and effect.

(d)                                 There are no agreements with any real estate broker, leasing agent or other party that entitles or will entitle such party to any brokerage commission or payment or finder’s fee as a result of the leasing or sub-leasing of any of the Real Estate to Buyer.

(e)                                  Each Facility Lease is in full force and effect and constitutes the entire agreement between landlord and Seller with respect to the Leased Premises. Each Facility Lease is valid, in full force and effect and binding upon Seller and the other parties thereto in accordance with its respective terms.  Neither Seller nor, to the knowledge of Seller, any other party is in default under or in arrears in the performance, payment or satisfaction of any agreement or condition on its part to be performed or satisfied under any Facility Lease, nor, to the knowledge of Seller, does any condition exist that with notice or lapse of time or both would constitute such a default, and no waiver or indulgence has been granted under any Facility Lease.

2.4                                 Title; Liens; Sufficiency of Assets.

(a)                                  Seller owns all of the Subject Assets and Seller has and is conveying to Buyer hereunder good title to all of its personal property, tangible and intangible, included in the Subject Assets.  None of such property or assets of Seller, tangible or intangible, is subject to any Lien.  No financing statement under the Uniform Commercial Code with respect to any of the Subject Assets is active in any jurisdiction, and Seller has not signed any such active financing statement or any security agreement authorizing any secured party thereunder to file any such financing statement.  Upon delivery to Buyer of the instruments of transfer referred to in Section 1.5 hereof, Buyer will receive good and valid title to all of the Subject Assets, free and clear of all Liens.

(b)                                 The Subject Assets are all of the assets (other than the Vehicles) used or held for use exclusively in the Business as the same has been operated prior to the date hereof and the Subject Assets constitute all of the assets necessary for Buyer to continue to operate the Business as it has been operated prior to Closing.

2.5                                 Laundry Leases.  Schedule 1.1(a)(i) hereto contains a true, correct and complete list of: (i) the location of each Laundry Lease, (ii) the expiration date of each Laundry Lease, (iii) to Seller’s knowledge, the number and type of each Machine (including only laundry machines, washers and dryers) at each Laundry Lease location, (iv) the vend prices at each Laundry Lease location, and (v) the commission payments and net revenues after commission for each Laundry Lease location for the two-year period ended December 31, 2003.  Seller has not changed its collection schedule or collection practices for the Laundry Lease locations since December 1, 2003 and all collections made from the Laundry Lease locations through the Closing Date have been made in the ordinary course of business and consistent with Seller’s past practice in the Business.  True and correct copies of all the Laundry Leases have been delivered or made available to Buyer prior to the date hereof.  Each of the Laundry Leases is valid, in full force and effect and binding upon Seller and the other parties thereto in accordance with its respective terms.  Except as described in Schedule 2.5, neither Seller nor, to the knowledge of Seller, any other party is in default under or in arrears in the performance, payment or satisfaction of any agreement or condition on its part to be performed or satisfied under any Laundry Lease, nor, to the knowledge of Seller, does any condition exist that with notice or lapse of time or both would constitute such a default, and no waiver or indulgence has been granted under any Laundry Lease.  Except as described in Schedule 2.5, Seller has no knowledge that it has received any notice of and Seller has no knowledge of (i) any fact (other than consummation of this Agreement, as to which no representation is made)  which would result in the termination, amendment, modification or breach of any Laundry Lease and (ii) any desire or intention of any party to renegotiate, terminate, amend, modify or materially reduce the services of Seller under any Laundry Lease.  Except for consents, approvals and notices required under the Laundry Leases, no consent or approval of or prior notice to any third party is required in order to assign all of the Laundry Leases to Buyer or otherwise as a result of the consummation of the transactions contemplated by this Agreement.  Assuming all of such consents and approvals are obtained, after giving effect to the transactions contemplated by this Agreement, each of the Laundry Leases will be valid and effective in accordance with its terms, and fully enforceable by Buyer against the other party thereto.

2.6                                 Financial Statements; Undisclosed Liabilities.

(a)                                  Attached hereto as Schedule 2.6(a)(i) are unaudited statement of income of the Business for the six-month periods ended June 30, 2002 and 2003, the nine-month periods ended September 2002 and 2003 and the years ended December 31, 2001 and 2002 (the “Income Statements”).  The Income Statements (i) except as specifically noted in the Income Statements, have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied consistently with Seller’s past practices and (ii) are complete and correct in all material respects except as specifically noted in the Income Statements and present fairly in all material respects the results of operations of the Business for the periods covered thereby.  Schedule 2.6(a)(ii) also includes certain financial information relating to the Business and such information is complete and correct in all material respects and presents fairly in all material respects the information it purports to state at the dates and for the periods presented in such information.

(b)                                 As of the date hereof, Seller has no liabilities of any nature relating to the Business, whether accrued, absolute, contingent or otherwise, asserted or unasserted, known or unknown (including without limitation liabilities as guarantor or otherwise with respect to obligations of others, or contingent or potential liabilities relating to the conduct of the Business prior to the date hereof, regardless of whether claims in respect thereof have been asserted), whether or not of a type required to be shown on a balance sheet prepared in accordance with GAAP, except liabilities reflected in Schedules furnished to Buyer hereunder as of the date hereof and prorations of expenses made between Seller and Buyer with respect to Laundry Leases made in accordance with the terms of this Agreement.

2.7                                 Equipment.  The Route Equipment and the Equipment Inventory constitute all of the Machines used or held for use by Seller in the Business.  All of the Route Equipment and Equipment Inventory (i) is in good operating condition, ordinary wear and tear excepted, in each case taking into account age and (ii) has been maintained in a manner consistent with the past maintenance practices of Seller.  The total number of washers and dryers listed on Schedule 1.1(a)(v) is within ten percent (10%) of the actual number of washers and dryers included in the Equipment Inventory as of the Closing Date (with washers and dryers counted as provided in Schedule 1.4(a).

2.8                                 Taxes.  Seller has filed all federal, state, local and foreign income, excise and franchise Tax Returns (as defined below), real estate and personal property Tax Returns, sales and use Tax Returns and other Tax Returns required to be filed by it and has paid all Taxes owing by it, except Taxes which have not yet accrued or otherwise become due.  All Taxes and other assessments and levies which Seller is required to withhold or collect have been withheld and collected and have been paid over to the proper governmental authorities except where the failure to withhold or collect and pay over could not reasonably be expected to have a material adverse effect on the Subject Assets or the Business or the condition (financial or otherwise) thereof.  To Seller’s knowledge, neither Seller nor the Business is the subject of any audit or of any proposed deficiencies from any taxing authority.  As used herein, “Taxes” shall mean any taxes of any kind, including but not limited to those on or measured by or referred to as income, gross receipts, capital sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value-added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any governmental authority, domestic or foreign.  As used herein, “Tax Return” shall mean any return (including any information statement), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, a governmental body in connection with the determination, assessment, collection or payment of any Tax.

2.9                                 Insurance.

The Subject Assets are insured to the extent disclosed in Schedule 2.9 attached hereto and all insurance policies and arrangements of Seller relating to the Subject Assets and/or the Business are disclosed in Schedule 2.9 attached hereto.  Said insurance policies and arrangements are in full force and effect, all premiums with respect thereto are currently paid, and Seller is in compliance in all material respects with the terms of such policies.  There is no claim by Seller relating to the Subject Assets or the Business pending under any such policies as to which coverage has been questioned, denied or disputed by the insurer.

2.10                           Absence of Certain Changes.  Since the September 30, 2003, Seller has conducted the Business only in the ordinary course and consistently with past practices, and except as disclosed in Schedule 2.10 attached hereto there has not been:

(a)                                  Any change in the Subject Assets, the Business, or the condition (financial or otherwise) thereof, which change by itself or in conjunction with all other such changes, whether or not arising in the ordinary course of business, has been materially adverse;

(b)                                 Any contingent liability incurred by Seller relating to the Business as guarantor or otherwise with respect to the obligations of others or any cancellation of any material debt or claim owing to, or waiver of any material right of, Seller;

(c)                                  Any Lien placed on any of the Subject Assets which remains in existence on the date hereof;

(d)                                 Any obligation or liability of any nature, whether accrued, absolute, contingent or otherwise, asserted or unasserted, known or unknown, incurred by Seller relating to the Business other than obligations and liabilities incurred in the ordinary course of business;

(e)                                  Any purchase, sale or other disposition, or any agreement or other arrangement for the purchase, sale or other disposition, of any of the properties or assets of Seller relating to the Business other than in the ordinary course of business;

(f)                                    Any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting (i) any material asset included in the Subject Assets or (ii) the Business;

(g)                                 Any labor dispute or claim of unfair labor practices involving any employees of Seller rendering service principally to the Business;

(h)                                 any change in the compensation or benefits (in the form of salaries, wages, incentive arrangements, loans, severance or termination pay or otherwise) payable or to become payable by Seller to any of its officers, employees, agents or independent contractors rendering services principally to the Business, or any bonus payment or arrangement made to or with any of such officers, employees, agents or independent contractors;

(i)                                     any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) entered into with any officer, director or employee of Seller rendering services principally to the Business;

(j)                                     Any change, or, to Seller’s knowledge, any prospective change, with respect to the officers or management of Seller rendering services principally to the Business;

(k)                                  Any change in the manner of keeping books, accounts or records, accounting methods or practices, standard costs, credit practices or collection or pricing policies with respect to the Business;

(l)                                     Any transaction relating to the Business other than transactions in the ordinary course of business;

(m)                               Any sale by Seller of any laundry equipment, laundry lease or capital asset which is used or held for use principally in the Business for consideration of more than $75,000;

(n)                                 Any change in Seller’s business organization or business relationships with suppliers, customers and others having business relations with Seller relating to the Business;

(o)                                 Any change in the kind and amount of insurance maintained by Seller relating to the Business; or

(p)                                 Any agreement or understanding whether in writing or otherwise, that would result in any of the transactions or events or require Seller to take any of the actions specified in paragraphs (a) through (o) above.

2.11                           Intellectual Property.

(a)                                  For purposes of this Agreement, “Intellectual Property” means all know-how, trade secrets, inventions, confidential or proprietary information, research in progress, designs, prototypes, customer lists, technical information, data, technology, plans, drawings and blue prints owned or used or held for use by Seller exclusively in the Business or otherwise necessary to conduct the Business as currently conducted and as proposed to be conducted.  It is expressly agreed that Intellectual Property under this Agreement does not include any of the foregoing items that Seller uses in connection with its laundry room business as a whole, rather than solely in connection with the Business in the Territory.

(b)                                 Seller exclusively owns or possesses adequate and enforceable rights to use, license, distribute, transfer and bring infringement actions with respect to, in each case without any obligation or payment to a third party, all of the Intellectual Property, free and clear of all Liens.

(c)                                  There are no pending, or, to Seller’s knowledge, threatened claims against Seller or any of its employees alleging that (i) any of the Intellectual Property or the Business infringes or conflicts with the rights of any other party under any patent, trademark, service mark, copyright, trade secret, confidential information or other intellectual property (“Third Party Rights”) or (ii) Seller or any of its employees has misappropriated any Third Party Rights.

(d)                                 Neither the Business nor any of the Intellectual Property infringes or conflicts with any Third Party Rights and neither of Seller nor any of its employees has misappropriated any Third Party Rights.  Seller has not received any communications alleging that any of the Intellectual Property is invalid or unenforceable.  To Seller’s knowledge, no third party has violated or infringed or is violating or infringing any of the Intellectual Property.  Except as set forth in Schedule 2.11(d), Seller has no licenses or other agreements under which it is granted rights by others in Intellectual Property.

(e)                                  No current or former employee or consultant of Seller owns or, to the knowledge of Seller has claimed any rights in or to, any of the Intellectual Property and no employee of Seller has entered into any agreement that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign, or disclose information concerning his work to anyone other than Seller.

(f)                                    Seller (i) has not directly or indirectly licensed or granted to anyone rights of any nature with respect to any of the Intellectual Property; and (ii) is not obligated to and does not pay royalties or other fees to anyone with respect to the ownership, use, license or transfer of any of the Intellectual Property.

2.12                           Contracts.  Other than the Laundry Leases, Schedule 2.12 hereto lists all of the following executory contracts, commitments, plans, agreements and licenses to which Seller is a party or to which it is subject which relate principally to the Business or the Subject Assets (complete and correct copies (written descriptions in the case of any oral agreements) of which have been delivered to Buyer), (collectively, “Material Contracts”):

(a)                                  any employment contract or any plan or contract providing for bonuses, pensions, options, stock purchases, deferred compensation, retirement payments, profit sharing, collective bargaining or the like, or any contract or agreement with any labor union

(b)                                 any contract or agreement for the purchase of any asset, material or equipment for $25,000 or more used principally in the Business;

(c)                                  any other contracts or agreements creating any obligation of Seller of $25,000 or more with respect to any such contract;

(d)                                 any contract or agreement providing for the purchase of all or substantially all of its requirements of a particular product from a supplier;

(e)                                  any contract or agreement which by its terms does not terminate or is not terminable without penalty by Seller or any successor or assign within six (6) months after the date hereof;

(f)                                    any contract or agreement of the Business not made in the ordinary course of business;

(g)                                 any contract with any dealer, sales representative, sales agent or distributor of the Business;

(h)                                 any contract or agreement containing covenants limiting the freedom of Seller to compete in any line of business or with any person or entity;

(i)                                     any contract or agreement for the purchase of any fixed asset whether or not such purchase is in the ordinary course of business;

(j)                                     any license agreement (as licensor or licensee) other than software license agreements used by Seller for its entire laundry room business, which are not being transferred or licensed under this Agreement;

(k)                                  any indenture, mortgage, promissory note, loan agreement, guaranty or other agreement or commitment for the borrowing of money and any related security agreement;

(l)                                     any bond (bid, performance or other), letter of credit, agreement of guarantee, surety or indemnification (other than in favor of Seller), or any commitment to issue any such bond, letter of credit, agreement of guarantee, surety or indemnification;

(m)                               any contract or agreement with any current or former officer, employee, consultant, director or stockholder of Seller or with any persons or organizations controlled by or affiliated with any of them;

(n)                                 any partnership, joint venture, or other similar contract, arrangement or agreement; or

(o)                                 other than Laundry Leases, any programs, agreements or arrangements with respect to prepaid rent, guaranteed commissions, laundry facility renovations and other similar arrangements.

Each Material Contract is valid and is in full force and effect and constitutes the legal, valid and binding obligation of Seller and, to the knowledge of Seller, the other parties thereto, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally and subject to the rules of law governing (and all limitations on) specific performance, injunctive relief and other equitable remedies.  Neither Seller nor, to the knowledge of Seller and except as disclosed in Schedule 2.12 attached hereto, any other party to any Material Contract, is in default in complying with any provisions thereof, and no condition or event or facts exists which, with notice, lapse of time or both would constitute a default thereof on the part of Seller or, to the knowledge of Seller, on the part of any other party thereto in any such case that could reasonably be expected to have a material adverse effect on the Subject Assets or the Business or the condition (financial or otherwise) thereof.  Within seven (7) days after the Closing Date, Seller will deliver to Buyer a copy of all of the Material Contracts.

2.13                           Litigation.  Except as set forth in Schedule 2.13 attached hereto, there is no litigation, claim or governmental or administrative proceeding or investigation pending or, to the knowledge of Seller, threatened against Seller or any affiliate of Seller relating to or affecting any of the Subject Assets or the Business or which would prevent or hinder the consummation of the transactions contemplated by this Agreement.  With respect to each matter set forth therein, Schedule 2.13 attached hereto sets forth a description of the forums for the matter, the parties thereto and the type and amount of relief sought.

2.14                           Compliance with Laws.  The Business and Seller’s operation thereof are currently in compliance in all material respects with all applicable statutes, ordinances, orders, rules and regulations promulgated by any federal, state, foreign, municipal or other governmental authority.  Except as disclosed in Schedule 2.14 attached hereto, Seller has not, with respect to the Business received any notice of a violation or alleged violation of any such statute, ordinance, order, rule or regulation that has not been fully and finally resolved without the need or expectation of any further action or any further liability.

2.15                           Finder’s Fees.  Seller has not incurred or become liable for any broker’s commission or finder’s fee relating to or in connection with the transactions contemplated by this Agreement.

2.16                           Permits; Burdensome Agreements.  Schedule 2.16 attached hereto lists all permits, registrations, licenses, franchises, certifications and other approvals (collectively, the “Approvals”) obtained by Seller from any third party with respect to the Business.  Each Approval is validly held by Seller, is in full force and effect, and Seller is operating in compliance therewith, except for such noncompliance which could not reasonably be expected to have a material adverse effect on the Subject Assets or the Business or the condition (financial or otherwise) thereof .  The Approvals include, but are not limited to, those required in order for Seller to conduct the Business under federal, state or local statutes, ordinances, orders, requirements, rules, regulations, or laws pertaining to environmental protection, public health and safety, worker health and safety, buildings, highways or zoning.  None of the Approvals is subject to termination as a result of the execution of this Agreement by Seller or the consummation of the transactions contemplated hereby, and, to the knowledge of Seller, except for general business licenses, Buyer will not be required to obtain any further Approvals to continue to conduct the Business after the Closing.  Seller is not subject to or bound by any agreement, judgment, decree or order which could reasonably be expected to have a material adverse effect on the Subject Assets, the Business or the condition (financial or otherwise) thereof.

2.17                           Related Parties.Except as set forth in Schedule 2.17, (a) since January 1, 2001, with respect to the Business, there have been no transactions between Seller and any Related Party (as defined below) or any payment (however characterized) by Seller to any Related Party or by any Related Party to Seller, (b) there is no Laundry Lease, Material Contract or other lease, agreement or commitment between Seller and any Related Party with respect to the Business and (c) no Related Party has any interest in any of the Subject Assets.  For purposes of this Agreement, a Related Party shall mean (A) an individual who is an officer, director or stockholder of Seller, (B) any member of the family of, or any individual who has the same home as, any individual (or the spouse of any such individual) described in clause (A) above, (C) any trust, estate or partnership of which an individual described in clause (A) or (B) above is a grantor, fiduciary, beneficiary or partner or (D) any person or entity (or any subsidiary of such person or entity) of which one or more persons or entities described in clause (A), (B) or (C) above have either (x) aggregate record or beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of at least 10% of the outstanding equity securities or at least 10% of the outstanding voting securities or (y) the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting securities, by contract or otherwise.

2.18                           Employee Benefit Programs.

(a)                                  Schedule 2.18 attached hereto sets forth a description of the only Employee Programs (as defined below) that have been maintained (as such term is further defined below) by Seller and provided to employees rendering services principally to the Business at any time during the three (3) years prior to the date hereof.

(b)                                 There has not been any failure of any party to comply with any laws applicable with respect to any Employee Program that has been maintained by Seller.  With respect to any Employee Programs now or heretofore maintained by Seller, there has occurred no breach of any duty under The Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or other applicable law which could result, directly or indirectly in any taxes, penalties or other liability to Buyer, Seller or any affiliate (as defined below).  No litigation, arbitration, or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the knowledge of Seller, threatened with respect to any such Employee Program.

(c)                                  Except as set forth in Schedule 2.18 attached hereto, neither Seller nor any affiliate has ever (i) provided health care or any other non-pension benefits to any employees after their employment was terminated (other than as required by Part 6 of Subtitle B of Title I of

ERISA) or has ever promised to provide such post-termination benefits or (ii) maintained an Employee Program provided to such employees subject to Title IV of ERISA, Section 401(a) or Section 412 of the Code, including, without limitation, any Multiemployer Plan.

(d)                                 For purposes of this Section 2.18:

(i)                                     “Employee Program” means (A) all employee benefit plans within the meaning of ERISA Section 3(3), including, but not limited to, multiple employer welfare arrangements (within the meaning of ERISA Section 3(40)), plans to which more than one unaffiliated employer contributes and employee benefit plans (such as foreign or excess benefit plans) which are not subject to ERISA; and (B) all stock option plans, bonus or incentive award plans, severance pay policies or agreements, deferred compensation agreements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements not described in (A) above.  In the case of an Employee Program funded through an organization described in Code Section 501(c)(9), each reference to such Employee Program shall include a reference to such organization;

(ii)                                  An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides (or has promised to provide) benefits under such Employee Program, or has any obligation (by agreement or under applicable law) to contribute to or provide benefits under such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries);

(iii)                               An entity is an “affiliate” of Seller for purposes of this Section 2.18 if it would have ever been considered a single employer with Seller under ERISA Section 4001(b) or part of the same “controlled group” as Seller for purposes of ERISA Section 302(d)(8)(C); and

(iv)                              “Multiemployer Plan” means a (pension or non-pension) employee benefit plan to which more than one employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

2.19                           Environmental Matters.

(a)                                  Except as set forth in Schedule 2.19 attached hereto and excluding the Laundry Leases locations, (i) Seller has never generated, transported, used, stored, treated, disposed of, or managed any Hazardous Waste (as defined below); (ii) no Hazardous Material (as defined below) has ever been or is threatened to be spilled, released, or disposed of at any of the Owned Real Estate or, to Seller’s knowledge, at any of the Leased Premises or any other site presently or formerly owned, operated, leased, or used by Seller in the Business, or has ever come to be located in the soil or groundwater at any such site; (iii) to Seller’s knowledge, no Hazardous Material has ever been transported from any of the Real Estate or any other site presently or formerly owned, operated, leased, or used by Seller in the Business for treatment, storage, or disposal at any other place; (iv)  no underground storage tanks are located on any of the Owned Real Estate or, to Seller’s knowledge, on any of the Leased Premises, and Seller does not presently own, operate, lease, or use, nor has Seller previously owned, operated, leased, or used any other site in the Business on which underground storage tanks are or were located; and (v) no Lien has ever been imposed by any governmental agency on any of the Real Estate or any other  property, facility, machinery, or equipment owned, operated, leased, or used by Seller in connection with the presence of any Hazardous Material.

(b)                                 Except as set forth in Schedule 2.19 attached hereto, (i) Seller has no liability under, nor has Seller ever violated in any material respect, any Environmental Law (as defined below); (ii) Seller, the Owned Real Estate and, to Seller’s knowledge, the Leased Premises and, excluding the Laundry Lease locations, any other property operated, leased, or used by Seller in the Business, and any facilities and operations thereon are presently in compliance in all material respects with all applicable Environmental Laws; (iii) Seller has never entered into or been subject to any judgment, consent decree, compliance order, or administrative order with respect to any environmental or health and safety matter or received any request for information, notice, demand letter, administrative inquiry, or formal or informal complaint or claim with respect to any environmental or health and safety matter or the enforcement of any Environmental Law; and (iv) Seller does not have knowledge that any of the items enumerated in clause (iii) of this paragraph will be forthcoming.

(c)                                  Except as set forth in Schedule 2.19 attached hereto, to Seller’s knowledge, neither the Real Estate nor, excluding the Laundry Lease locations, any other site owned, operated, leased, or used by Seller in the Business contains any asbestos or asbestos-containing material, any polychlorinated biphenyls (PCBs) or equipment containing PCBs, or any urea formaldehyde foam insulation.

(d)                                 Seller has provided to the Buyer copies of all documents, records, and information available to Seller concerning any environmental or health and safety matter relevant to the Business, whether generated by Seller or others, including, without limitation, environmental audits, environmental risk assessments, site assessments, documentation regarding off-site disposal of Hazardous Materials, spill control plans, and reports, correspondence, permits, licenses, approvals, consents, and other authorizations related to environmental or health and safety matters issued by any governmental agency.

(e)                                  For purposes of this Section 2.19, (i) “Hazardous Material” shall mean and include any hazardous waste, hazardous material, hazardous substance, petroleum product, oil, toxic substance, pollutant, or contaminant, as defined or regulated under any Environmental Law; (ii) “Hazardous Waste” shall mean and include any hazardous waste as defined or regulated under any Environmental Law; (iii) “Environmental Law” shall mean any environmental or health and safety-related law, regulation, rule, ordinance, or by-law at the foreign, federal, state, or local level, whether existing as of the date hereof, previously enforced, or subsequently enacted; and (iv) “Seller” shall mean and include Seller, its predecessors and all other entities for whose conduct Seller is or may be held responsible under any Environmental Law.

2.20                           Employees; Labor Matters.  Schedule 2.20 attached hereto sets forth a true and complete list of all employees of Seller that perform services primarily for the Business as of the date hereof (“Employees”), indicating each Employee’s full- or part-time status, position, annual base salary or hourly rate and bonus potential..  All Employees are employed at-will.  Seller is not delinquent in payments to any of such Employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it to the date hereof or amounts required to be reimbursed to such employees.  Except as set forth in Schedule 2.20 attached hereto, upon termination of the employment of any Employee, Seller will not by reason of the consummation of the transactions contemplated by this Agreement or otherwise be liable to any Employee for so-called “severance pay” or any other payments.  Except as set forth in Schedule 2.20 attached hereto, Seller does not have, or within the last three (3) years has not had, any policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment.  Seller is in compliance and, to Seller’s knowledge, Seller has in the past complied, in all material respects with all applicable laws and regulations respecting labor, employment, fair employment practices, terms and conditions of employment, and wages and hours.  Except as set forth in Schedule 2.20 attached hereto, Seller has not received notice of any investigation by any governmental agency concerning Seller’s compliance with any employment-related laws or regulations including, without limitation, laws or regulations regarding the payment of wages, payment of overtime pay, payment of minimum wages or workplace safety and health.  There are no charges and, to the knowledge of Seller, there are no facts or circumstances that could give rise to charges with respect to the Employees or the Business, of employment discrimination, wrongful termination, sexual harassment (including the creation of a hostile work environment), breaches of express or implied employment arrangements, or unfair labor practices, nor are there any strikes, slowdowns, stoppages of work, or any other concerted interference with normal operations existing, pending, or to the knowledge of Seller, threatened against or involving the Employees or the Business.  There are no grievances, complaints or charges that have been filed against Seller under any dispute resolution procedure (including, but not limited to, any proceedings under any dispute resolution procedure under any collective bargaining agreement) with respect to the Employees or the Business, and no claim therefore has been asserted.  Except as set forth on Schedule 2.20, no collective bargaining agreements relating to any Employee is in effect or are currently being or are about to be negotiated by Seller.  Seller is, and, to Seller’s knowledge, Seller at all times since November 6, 1986 has been, in compliance with the requirements of the Immigration Reform Control Act of 1986.

2.21                           Customers.  Schedule 2.21 attached hereto sets forth a true and complete list of all customer accounts that accounted for $10,000 or more of the revenues of the Business for the ten (10) months ended October 31, 2003, showing with respect to each, the location number and dollar value involved (collectively, the “Customers”).  The relationship of Seller with the Customers are good commercial working relationships.  To Seller’s knowledge, no other Customer, has canceled or otherwise terminated its relationship with Seller, or has during the last twelve (12) months decreased materially its usage of the services of Seller nor, to the knowledge of Seller, does any Customer have any plan or intention to do any of the foregoing.

SECTION 3.                                COVENANTS OF SELLER

3.1                                 Making of Covenants and Agreements.  Seller hereby covenants and agrees as set forth in this Section 3.

3.2                                 Confidentiality.  After the Closing Date, neither Seller nor any affiliate of any of the Seller will for any reason, directly or indirectly, for itself or any other entity or person, use or disclose any trade secrets, confidential information, know-how, proprietary information or other Intellectual Property transferred pursuant to this Agreement; provided, however, that this Section 3.2 shall not apply to information (i) which is, or at any time becomes, available in the public domain (other than as a result of disclosure by any of the Seller or any affiliate of any of the Seller), (ii) which is required to be disclosed by law or court or administrative order (provided that such Seller gives the Buyer notice of such required disclosure and a reasonable opportunity to take steps to maintain the confidentiality thereof), or (iii) which Buyer authorizes such Seller to disclose in writing.  Notwithstanding anything herein to the contrary, the obligations of Seller under this Section 3.2 shall be binding upon Seller’s successors and assigns.

3.3                                 Notice of Breach.  Promptly upon the occurrence of, or promptly upon Seller becoming aware of the impending or threatened occurrence of, any event which would cause or constitute a breach, or would have caused or constituted a breach had such event occurred or been known prior to the date hereof, of any of the representations and warranties of Seller contained in this Agreement, Seller shall give detailed written notice thereof to Buyer, and Seller shall use its best efforts to prevent or promptly remedy the same.

3.4                                 General Cooperation.  Seller shall, at the request of Buyer, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all and every further act, deed, conveyance, transfer and assurance as Buyer may reasonably request in order to evidence and otherwise facilitate the consummation of the transactions contemplated by this Agreement and the agreements and instruments contemplated hereby.

3.5                                 Employees.

(a)                                  Effective as of 11:59 p.m. January 18, 2004 (the “Termination Date”), Seller shall terminate the employment of each Employee.  Buyer specifically reserves to itself the right to employ such of the Employees as it may determine in its sole and absolute discretion.  Seller acknowledges and agrees that Buyer may interview and discuss employment terms and issues with the Employees.  Nothing in this Agreement shall be construed as a commitment or obligation of Buyer to offer employment to, accept for employment, or otherwise continue the employment of, any of the Employees.  For a period of two years from the Closing Date, Seller will not, and will not permit any of its affiliates to, solicit, offer to employ or otherwise interfere with the relationship of Buyer with any employees rendering services for Buyer in connection with the Business; provided that Seller may solicit for employment (i) any Employee whose employment is terminated by Buyer; (ii) any sales manager Employee who voluntarily terminates his or her employment with Buyer at any time prior to November 1, 2005 if at least one year has elapsed since such termination of employment, (iii) any sales manager Employee who voluntarily terminates his or her employment with Buyer at any time on or after November 1, 2005 if at least 90 days have elapsed since such termination of employment; and (iv) any Employee other than a sales manager who voluntarily terminates his or her employment with Buyer if at least 90 days have elapsed since such termination of employment.

(b)                                 Seller shall pay and be liable for all wages, salaries, commissions, severance payments, vacation, sick time and personal time accrued but not taken as of the

Termination Date, other compensation and payroll items and the cost of all fringe benefits provided to Employees which shall have become due for work performed as of and through the Termination Date, and Seller shall collect and pay all Taxes in respect thereof.  Through and including January 31, 2004, Seller will continue to provide medical and dental insurance coverage for all Employees who become employees of Buyer.

(c)                                  Seller acknowledges and agrees that Buyer is not assuming and shall not have any obligations or liabilities under any benefit plan or arrangement maintained by, or for the benefit of employees of, Seller, including without limitation obligations for severance or sick days, personal days or vacation accrued but not taken as of the Termination Date.

(d)                                 Seller will pay and be liable for any obligations or liabilities that may arise from the actual or constructive termination as of or after the Closing Date of the employment of any Employee, including, without limitation, in connection with the “employment loss” of any Employees under the Worker Adjustment and Retraining Notification Act 29 U.S.C. §§ 2101-2109 and the related regulations (the “WARN Act”) and any similar state law.  Seller shall provide all statutory notices relating to the termination of the employment of any Employees, including, without limitation, those required under the WARN Act.

(e)                                  Seller will make severance and bonus payments to Employees in accordance with the terms described on Schedule 3.5 hereto and Seller will not otherwise make any severance, bonus or similar payments to any Employees.

3.6                                 Name License.  Seller hereby grants to Buyer and its respective affiliates a royalty-free, non-exclusive, limited license to use the trade names, trademarks and logos bearing the name “Web” and “Web Laundry” in connection with the use and operation of any Subject Assets bearing any such trade names, trademarks and/or logos for a period of ninety (90) days after the Closing Date.  Buyer shall use all commercially reasonable efforts to provide substantially the same or better quality of service as previously provided by Seller in connection with the use of such trade names, trademarks and logos in the Business, and Seller shall have the right to terminate the license to the extent that Seller reasonably determines that Buyer is materially impairing the goodwill associated with such trade names, trademarks and logos by not maintaining Seller’s reasonable quality standards.  As promptly as practicable after the Closing, Buyer shall take all commercially reasonable actions to remove, redact or otherwise conceal such trade names, trademarks and logos on the Subject Assets, including without limitation, on the Vehicles and on any signage at the Laundry Lease locations.

3.7                                 Access to Information. .  Seller acknowledges that Buyer’s parent, Mac-Gray Corporation, is and may in the future be required to make certain filings with the Securities and Exchange Commission regarding the transactions contemplated by this Agreement, including without limitation a Current Report on Form 8-K (collectively, “SEC Filings”).  Seller shall provide to Buyer and its accountants, at no cost to Buyer, copies of such financial, business and other records, information and documents related to the Business and Seller’s operation thereof (including work papers of Seller’s independent auditors) that is reasonably available to Seller as Buyer may request in order to timely prepare and file any SEC Filing.  In addition, Seller shall provide access to Buyer and its accountants to (and permit copies to be made of) all financial, business and other records, information and documents of Seller and the Business that Buyer may deem necessary to timely prepare any SEC Filings.  Buyer shall use commercially reasonable efforts to engage Deloitte & Touche LLP to perform audit work, if required, on financial statements of the Business.

3.8                                 2003 Income Statements.

Seller will deliver to Buyer as promptly as practicable and in event no later than February 6, 2004, unaudited statements of income of the Business for the three- and twelve- month periods ended December 31, 2003 (the “2003 Income Statements”).  The 2003 Income Statements will (i) except as specifically noted in the 2003 Income Statements, be prepared in accordance with GAAP applied consistently with Seller’s past practices and (ii) be complete and correct in all material respects and present fairly in all material respects the results of operations of the Business for the periods covered thereby.

SECTION 4.                                REPRESENTATIONS AND WARRANTIES OF BUYER.

4.1                                 Making of Representations and Warranties.  Buyer hereby represents and warrants to Seller as follows:

4.2                                 Organization.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is conducted.

4.3                                 Authority.  Buyer has full right, power and authority to enter into this Agreement and each agreement, document and instrument to be executed and delivered by it pursuant to or as contemplated by this Agreement and to carry out the transactions contemplated hereby and thereby.  The execution, delivery and performance by Buyer of this Agreement and each such other agreement, document and instrument have been duly authorized by all necessary action of Buyer, and no other action on the part of Buyer is required in connection therewith.  This Agreement and each agreement, document and instrument to be executed and delivered by Buyer pursuant to or as contemplated by this Agreement constitute, or will when executed and delivered by Buyer constitute, valid and binding obligations of Buyer, enforceable in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally and subject to the rules of law governing (and all limitations on) specific performance, injunctive relief and other equitable remedies.  The execution, delivery and performance by Buyer of this Agreement and each such other agreement, document and instrument:

(a)                                  do not and will not violate any provision of the charter or by-laws of Buyer;

(b)                                 do not and will not violate any laws of the United States or any state or other jurisdiction applicable to Buyer or require Buyer to obtain any approval, consent or waiver of, or to make any filing with, any person or entity (governmental or otherwise) that has not been obtained or made, except where such violation or failure has not had, and would not reasonably be expected to have, a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement; and

(c)                                  do not and will not result in a breach of, constitute a default under, accelerate any obligation under, require a consent under, cause a termination under, or give rise to a right of termination of any indenture or loan or credit agreement or any other agreement, contract, instrument, mortgage, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award, whether written or oral, to which Buyer is a party or by which the property of Buyer is bound or affected, except where such breach, default, acceleration, failure or termination has not had, and would not reasonably be expected to have, a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement, or result in the creation or imposition of any mortgage, pledge, lien, security interest or other charge or encumbrance on any of the assets of Buyer.

4.4                                 Litigation.  There is no litigation pending or, to Buyer’s knowledge, threatened against it which would prevent or hinder the consummation of the transactions contemplated by this Agreement.

4.5                                 Finder’s Fees.  Buyer has not incurred or become liable for any broker’s commission or finder’s fee relating to or in connection with this Agreement or the transactions contemplated hereby.

4.6                                 Domestic Rental Business.  Buyer does not, as of the date hereof, engage in the “domestic rental business” in any of the metropolitan areas in which Laundry Leases are located.  For purposes of this Section 4.6, “domestic rental business” means the rental of washers, dryers and refrigerators to individual domestic customers and to multi-family property owners or managers, solely for use in private residences or individual units of multi-family buildings.

SECTION 5.                                COVENANTS OF BUYER.

5.1                                 General Cooperation.  Buyer shall, at the request of Seller, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all and every further act, deed, conveyance, transfer and assurance as Seller may reasonably request in order to evidence and otherwise facilitate the consummation of the transactions contemplated by this Agreement and the agreements and instruments contemplated hereby.

5.2                                 Temporary Servicing of Seller Group Rentals.  Schedule 5.2 attached hereto lists (i) certain group leases under which Seller leases approximately 150 washers and dryers to multi-family residences in the Territory and (ii) individual leases under which Seller leases approximately 150 washers and dryers to individuals in the Territory (collectively, the “Group Rental Leases” and, the washers and dryers leased thereunder, the “Group Rental Machines”).  The Group Rental Leases and Group Rental Machines do not constitute Laundry Leases or Subject Assets and are not part of the Business.  Buyer hereby agrees that, for a period of 60 days after the Closing Date, Buyer will, upon the request of a lessee of a Group Rental Machine, (i) service such Group Rental Machine at Buyer’s standard cost of service and (ii) dispose of such Group Rental Machine for a service charge of $25.  Buyer will have no obligations under this Section 5.2 after the 60th day following the Closing Date.

SECTION 6.                                SURVIVAL OF WARRANTIES; FEES AND EXPENSES.

6.1                                 Survival of Warranties.  All representations, warranties, agreements, covenants and obligations herein or in any Schedule or certificate delivered by any party incident to the transactions contemplated hereby are material and may be relied upon by the party receiving the same and shall survive the Closing regardless of any investigation by or knowledge of such party and shall not merge into the performance of any obligation by any party hereto, subject to the provisions of Section 7 hereof.

6.2                                 Fees and Expenses.  Except as otherwise expressly provided herein to the contrary, each of the parties hereto will bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement and the agreements entered into in connection herewith.

SECTION 7.                                INDEMNIFICATION.

7.1                                 Indemnification by Seller.  Seller and its respective successors and permitted assigns will subsequent to the Closing, jointly and severally indemnify and hold harmless Buyer, its subsidiaries and their affiliates and their respective officers, directors, employees and agents (individually, a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”) from and against and in respect of all losses, liabilities, obligations, damages, deficiencies, actions, suits, proceedings, demands, assessments, orders, judgments, fines, penalties, costs and expenses (including the reasonable fees, disbursements and expenses of attorneys, accountants and consultants) of any kind or nature whatsoever (whether or not arising out of third-party claims and including all amounts paid in investigation, defense or settlement of the foregoing) sustained, suffered or incurred by or made against (collectively “Losses” and individually a “Loss”) any Buyer Indemnified Party arising out of, based upon or in connection with:

(a)                                  fraud or an intentional misrepresentation by Seller of any of its representations or warranties in this Agreement or in any Schedule, exhibit, certificate, financial statement, agreement or other instrument delivered under or in connection with this Agreement (including without limitation, the Occupancy Agreement, the Services Agreement and the Noncompetition Agreement, but excluding the Mac-Gray Asset Purchase Agreement);

(b)                                 any breach of any representation or warranty made by Seller in this Agreement or in any Schedule, exhibit, certificate, financial statement, agreement or other instrument delivered under or in connection with this Agreement (including without limitation, the Occupancy Agreement, the Services Agreement and the Noncompetition Agreement, but excluding the Mac-Gray Asset Purchase Agreement);

(c)                                  any breach of any covenant or agreement made by Seller in this Agreement or in any Schedule, exhibit, certificate, financial statement, agreement or other instrument delivered under or in connection with this Agreement (including without limitation, the Occupancy Agreement, the Services Agreement and the Noncompetition Agreement, but excluding the Mac-Gray Asset Purchase Agreement);

(d)                                 any liability relating to Seller’s failure to comply with the provisions of any applicable bulk sales, fraudulent conveyance or other law for the protection of creditors;

(e)                                  any liability of Seller or the Business other than the Assumed Liabilities; or

(f)                                    the Group Rental Leases, the Group Rental Machines and the performance by Buyer of its obligations under Section 5.2, except to the extent proximately caused by Buyer’s negligence or willful misconduct.

Claims under clauses (a) through (f) of this Section 7.1 shall be hereinafter collectively referred to as “Buyer Indemnifiable Claims,” and Losses in respect of such claims shall be hereinafter collectively referred to as “Buyer Indemnifiable Losses.”

7.2                                 Limitations on Indemnification by Seller.

(a)                                  Maximum Indemnification.  Subject to the exceptions set forth in subsection (d)(ii) of this Section 7.2, the obligation of Seller to indemnify Buyer Indemnified Parties in respect of any Buyer Indemnifiable Losses described in or arising under Section 7.1(b) (“Representation and Warranty Losses”) shall be limited, in the aggregate, to an amount equal to three million five hundred thousand dollars ($3,500,000) (the “Indemnity Cap Amount”).

(b)                                 Seller’s Basket.  Subject to the exceptions set forth in subsection (d)(ii) of this Section 7.2, no indemnification shall be payable with respect to Representation and Warranty Losses except to the extent the cumulative amount of all Representation and Warranty Losses under Section 7.1(b) exceeds three hundred fifty thousand dollars ($350,000) in the aggregate (the “Seller’s Basket”), whereupon the total amount of such Representation and Warranty Losses shall be recoverable in accordance with the terms hereof.

(c)                                  Time Limitation.  Subject to the exceptions set forth in subsection (d)(ii) of this Section 7.2, no indemnification shall be payable to a Buyer Indemnified Party with respect to any claim relating to Representation and Warranty Losses asserted more than eighteen (18) months after the Closing Date (the “Expiration Date”); provided that any claim for indemnification as to which notice has been given prior to the Expiration Date shall survive such expiration until final resolution of such claim.

(d)                                 No Limitation on Certain Claims.  Notwithstanding anything herein to the contrary, Buyer Indemnified Parties shall be entitled to dollar-for-dollar indemnification from the first dollar and shall not be subject to the Seller’s Basket, or the Indemnity Cap Amount, or any limitation as to time (other than applicable legal statutes of limitation) in seeking indemnification with respect to any of the following:

(i)                                     Losses described in or arising under Sections 7.1(a), (c), (d), (e) or (f);

(ii)                                  Losses described in or arising under Section 7.1(b) involving a breach by Seller of any of the representations and warranties contained in Sections 2.4, 2.6, 2.8, 2.18 or 2.19 hereof.

If the same or substantially similar facts or circumstances constitute a breach of a representation or warranty and provide the basis for a claim under Sections 7.1(a), (c), (d), (e) or (f), the limitations contained in this Agreement with respect to Representation and Warranty Losses shall not apply to such claim.

7.3                                 Indemnification by Buyer.  Buyer and its successors and permitted assigns agree subsequent to the Closing to indemnify and hold harmless Seller, its subsidiaries and their affiliates and their respective officers, directors, employees and agents (individually, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) from and against and in respect of all Losses arising out of, based upon or in connection with:

(a)                                  fraud or an intentional misrepresentation by Buyer of any of its representations, or warranties in this Agreement or in any schedule, exhibit, certificate, financial statement, agreement or other instrument delivered under or in connection with this Agreement (including without limitation, the Occupancy Agreement and the Services Agreement, but excluding the Mac-Gray Asset Purchase Agreement);

(b)                                 any breach of any representation or warranty made by Buyer in this Agreement or in any Schedule, exhibit, certificate, financial statement, agreement or other instrument delivered under or in connection with this Agreement (including without limitation, the Occupancy Agreement and the Services Agreement, but excluding the Mac-Gray Asset Purchase Agreement);

(c)                                  any breach of any covenant or agreement made by Buyer in this Agreement or in any Schedule, exhibit, certificate, agreement or other instrument delivered under or in connection with this Agreement (including without limitation, the Occupancy Agreement and the Services Agreement, but excluding the Mac-Gray Asset Purchase Agreement);

(d)                                 any Assumed Liability; and

(e)                                  Buyer’s use of Seller’s trade names, trademarks and logos as contemplated by Section 3.6.

Claims under clauses (a) through (e) of this Section 7.3 shall be hereinafter collectively referred to as “Seller Indemnifiable Claims,” and Losses in respect of such claims shall be hereinafter collectively referred to as “Seller Indemnifiable Losses.”

7.4                                 Limitations on Indemnification by Buyer.

(a)                                  Maximum Indemnification.  Buyer’s obligation to indemnify Seller Indemnified Parties in respect of Seller Indemnifiable Losses described in or arising under

Section 7.3(b) shall be limited, in the aggregate, to an amount equal to three million five hundred thousand dollars ($3,500,000).

(b)                                 Buyer’s Basket.   No indemnification shall be payable with respect to Seller Indemnifiable Losses described in or arising under Section 7.3(b) except to the extent the cumulative amount of all such Seller Indemnifiable Losses exceeds three hundred fifty thousand dollars ($350,000) in the aggregate (the “Buyer’s Basket”), whereupon the total amount of such Seller Indemnifiable Losses shall be recoverable in accordance with the terms hereof.

(c)                                  No Limitation on Certain Claims.  Notwithstanding anything herein to the contrary, Seller Indemnified Parties shall be entitled to dollar-for-dollar indemnification from the first dollar and shall not be subject to the Buyer’s Basket or any maximum amount of claims, whether pursuant to this Section 7.4 or otherwise, or any limitation as to time (other than applicable legal statutes of limitation) in seeking indemnification from the Buyer with respect to Seller Indemnifiable Losses described in or arising under Sections 7.3(a), (c), (d) or (e).

(d)                                 Time Limitation.  Subject to the exception set forth in Section 7.4(c), no indemnification shall be payable to a Seller Indemnified Party with respect to any claim asserted after the Expiration Date which relates to Seller Indemnifiable Losses described in or arising under Section 7.3(b); provided that any claim for indemnification as to which notice has been given prior to the Expiration Date shall survive such expiration until final resolution of such claim.

7.5                                 Notice; Defense of Claims.

(a)                                  Notice of Claims.  Promptly after receipt by an indemnified party of notice of any claim, liability or expense to which the indemnification obligations hereunder would apply, the indemnified party shall give notice thereof in writing (a “Claim Notice”) to the indemnifying party, but the omission to so notify the indemnifying party promptly will not relieve the indemnifying party from any liability except (i) to the extent that the indemnifying party shall have been materially prejudiced as a result of the failure or delay in giving such Claim Notice and (ii) that no indemnification will be payable to an indemnified party with respect to any claim for which the Claim Notice is given after expiration of the period for which such claim may be made pursuant to Section 7.2(c) or 7.4(d) (as the case may be) of this Agreement.  Such Claim Notice shall state the information then available regarding the amount and nature of such claim, liability or expense and shall specify the provision or provisions of this Agreement under which the liability or obligation is asserted.

(b)                                 Third Party Claims.  With respect to third party claims, if within thirty (30) days after receiving the Claim Notice the indemnifying party gives written notice (the “Defense Notice”) to the indemnified party stating that (i) it may be liable under the provisions hereof for indemnity in the amount of such claim if such claim were successful and (ii) that it disputes and intends to defend against such claim, liability or expense at its own cost and expense, then counsel for the defense shall be selected by the indemnifying party (subject to the consent of the indemnified party which consent shall not be unreasonably withheld) and the indemnified party shall not be required to make any payment with respect to such claim, liability or expense as long as the indemnifying party is conducting a good faith and diligent defense at its own expense; provided, however, that the assumption of defense of any such matters by the indemnifying party shall relate solely to the claim, liability or expense that is subject or potentially subject to indemnification.

The indemnifying party shall have the right, with the consent of the indemnified party, which consent shall not be unreasonably withheld, to settle all identifiable matters related to claims by third parties which are susceptible to being settled provided the indemnifying parties’ obligation to indemnify the indemnified party therefore will be fully satisfied.  The indemnifying party shall keep the indemnified party apprised of the status of the claim, liability or expense and any resulting suit, proceeding or enforcement action, shall furnish the indemnified party with all documents and information that the indemnified party shall reasonably request and shall consult with the indemnified party prior to acting on major matters, including settlement discussions.  Notwithstanding anything herein stated, the indemnified party shall at all times have the right to fully participate in such defense at its own expense directly or through counsel; provided, however, if the named parties to the action or proceeding include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate under applicable standards of professional conduct, the expense of separate counsel for the indemnified party shall be paid by the indemnifying party.

If no Defense Notice is given by the indemnifying party, or if diligent good faith defense is not being or ceases to be conducted by the indemnifying party, the indemnified party shall, at the expense of the indemnifying party, undertake the defense of (with counsel selected by the indemnified party), and shall have the right to compromise or settle such claim, liability or expense.  If such claim, liability or expense is one that by its nature cannot be defended solely by the indemnifying party, then the indemnified party shall make available all information and assistance that the indemnifying party may reasonably request and shall cooperate with the indemnifying party in such defense.

(c)                                  Non-Third Party Claims.  With respect to non-third party claims, if within thirty (30) days after receiving the Claim Notice the indemnifying party does not give written notice to the indemnified party that it contests such indemnity, the amount of indemnity payable for such claim shall be as set forth in the Claim Notice.  If the indemnifying party provides written notice to the indemnified party within such 30-day period that it contests such indemnity, the parties shall attempt in good faith to reach an agreement with regard thereto within thirty (30) days of delivery of the indemnifying party’s notice.  If the parties cannot reach agreement within such 30-day period, the matter shall be submitted to J.A.M.S./Endispute, Inc. for arbitration pursuant to Section 8.9.

SECTION 8.                                MISCELLANEOUS.

8.1                                 Law Governing.  This Agreement shall be construed under and governed by the internal laws of the State of Delaware without regard to its conflict of laws provisions.

8.2                                 Notices.  Any notice, request, demand other communication required or permitted hereunder shall be in writing and shall be deemed to have been given (i) if sent by a nationally recognized overnight courier, properly addressed with postage prepaid, on the next business day (or Saturday if sent for Saturday delivery) or (ii) if sent by registered or certified mail, upon the sooner of receipt or the expiration of three business (3) days after deposit in United States post office facilities properly addressed with postage prepaid.  All notices will be sent to the addresses set forth below or to such other address as such party may designate by notice to each other party hereunder:

If to Buyer:

Mac-Gray Services, Inc.
c/o Mac-Gray Corporation
22 Water Street
Cambridge, MA 02141
Attn: Chief Executive Officer

with a copy to:

Goodwin Procter LLP
Exchange Place
Boston, MA 02109
Attn: Robert P. Whalen, Jr.

If to Seller:

Web Service Company, Inc.
3690 Redondo Beach Avenue
Redondo Beach, CA 90278
Attn: President

with a copy to:

Jeffer, Mangels, Butler & Marmaro LLP
1900 Avenue of the Stars
Los Angeles, California 90067
Attn: Tim Lappen, Esq.

Any notice given hereunder may be given on behalf of any party by its counsel or other authorized representative.

8.3                                 Entire Agreement.  This Agreement, including the Schedules and Exhibits referred to herein and the other writings specifically identified herein or contemplated hereby or delivered in connection with the transactions contemplated hereby, is complete, reflects the entire agreement of the parties with respect to its subject matter, and supersedes all previous written or oral negotiations, commitments and writings.

8.4                                 Assignability; Severability.  (a)  This Agreement shall be assignable by Buyer or any direct or indirect subsidiary of Buyer although no such assignment shall relieve Buyer of any liabilities or obligations under this Agreement.  Neither this Agreement nor any term or provision hereunder may be assigned or delegated by Seller without the prior written consent of Buyer in its sole discretion.  This Agreement and the obligations of the parties hereunder (including specifically but without limitation the indemnification obligations of Seller set forth in Section 7) shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors, executors, administrators, estates, heirs and permitted assigns, and no others.

(b)                                 Any provision of this Agreement that is deemed invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction and subject to this paragraph be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provisions of this Agreement invalid, illegal or unenforceable in any other jurisdiction.  If any covenant should be deemed invalid, illegal or unenforceable because its scope is considered excessive, either in time or in geographical range, such covenant shall be modified so that the scope of the covenant is reduced only to the minimum extent necessary to render the modified covenant valid, legal and enforceable.

8.5                                 Captions and Gender.  The captions in this Agreement are for convenience only and shall not affect the construction or interpretation of any term or provision hereof.  The use in this Agreement of the masculine pronoun in reference to a party hereto shall be deemed to include the feminine or neuter pronoun, as the context may require.

8.6                                 Certain Definitions.  For purposes of this Agreement, the term:

(a)                                  “affiliate” of a person shall mean a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

(b)                                 “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

(c)                                  “person” means an individual, corporation, partnership, association, limited liability company, trust or any unincorporated organization; and

(d)                                 “subsidiary” means any affiliate of a person that is controlled by such person.

8.7                                 Execution in Counterparts.  This Agreement may be executed in two or more counterparts, and delivered by facsimile transmission, each of which counterparts shall be deemed an original, but all of which shall constitute one and the same document.

8.8                                 Amendments; Waivers.  This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by each of the parties hereto, or, in the case of a waiver, the party waiving compliance.  No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, or any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

8.9                                 Dispute Resolution.  Except with respect to injunctive relief, which may be sought in a court of competent jurisdiction, as more specifically set forth below, all disputes, claims, or controversies arising out of or relating to this Agreement or any other agreement executed and delivered pursuant to this Agreement or the negotiation, validity or performance hereof and thereof or the transactions contemplated hereby and thereby that are not resolved by mutual agreement shall be resolved solely and exclusively by binding arbitration to be conducted before J.A.M.S./Endispute, Inc. or its successor.  The arbitration shall be held in Miami, Florida before a single arbitrator and shall be conducted in accordance with the rules and regulations promulgated by J.A.M.S./Endispute, Inc. unless specifically modified herein.

The parties covenant and agree that the arbitration shall commence within ninety (90) days of the date on which any party files a written demand for arbitration hereto.  In connection with the arbitration proceeding, the arbitrator shall have the power to order the production of documents by each party and any third-party witnesses.  In addition, each party may take up to three depositions as of right, and the arbitrator may in his or her discretion allow additional depositions upon good cause shown by the moving party.  However, the arbitrator shall not have the power to order the answering of interrogatories or the response to requests for admission.  In connection with any arbitration, each party shall provide to the other, no later than seven (7) business days before the date of the arbitration, the identity of all persons that may testify at the arbitration and a copy of all documents that may be introduced at the arbitration or considered or used by a party’s witness or expert.  The arbitrator’s decision and award shall be made and delivered within six (6) months of the selection of the arbitrator.  The arbitrator’s decision shall set forth a reasoned basis for any award of damages or finding of liability.  The arbitrator shall not have the power to award damages in excess of actual compensatory damages and shall not multiply actual damages or award punitive damages or any other damages that are specifically excluded under this Agreement, and each party hereby irrevocably waives any claim to such damages.

The parties covenant and agree that they will participate in the arbitration in good faith, that they will share equally the fees and expenses of J.A.M.S./Endispute, Inc. and that they will each bear their own attorneys’ fees and expenses, except as otherwise provided herein.  The arbitrator may in his or her discretion assess costs and expenses (including the reasonable attorneys’ and experts’ fees and expenses of the prevailing party) against any party to a proceeding.  Any party unsuccessfully refusing to comply with an order of the arbitrators shall be liable for costs and expenses, including attorneys’ fees, incurred by the other party in enforcing the award.  This Section applies equally to requests for temporary, preliminary or permanent injunctive relief, except that in the case of temporary or preliminary injunctive relief any party may proceed in court without prior arbitration for the limited purpose of avoiding immediate and irreparable harm.  The provisions of this Section shall be enforceable in any court of competent jurisdiction.  The prevailing party in any action for injunctive relief will be entitled to payment of reasonable attorneys’ fees and expenses.

Each of the parties hereto irrevocably and unconditionally consents to the exclusive jurisdiction of J.A.M.S./Endispute, Inc. to resolve all disputes, claims or controversies arising out of or relating to this Agreement or any other agreement executed and delivered pursuant to this Agreement or the negotiation, validity or performance hereof and thereof or the transactions contemplated hereby and thereby and further consents to the jurisdiction of the courts of Florida for the purposes of enforcing the arbitration provisions of this Section 8.9.  Each party further irrevocably waives any objection to proceeding before J.A.M.S./Endispute, Inc. based upon lack of personal jurisdiction or to the laying of the venue and further irrevocably and unconditionally waives and agrees not to make a claim in any court that arbitration before J.A.M.S./Endispute, Inc. has been brought in an inconvenient forum.  Each of the parties hereto hereby consents to service of process by registered mail at the address to which notices are to be given.  Each of the parties hereto agrees that its or his submission to jurisdiction and its or his consent to service of process by mail are made for the express benefit of the other parties hereto.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above by their duly authorized representatives.

BUYER:

MAC-GRAY SERVICES, INC.

By:	/s/ Neil F. MacLellan
Name: Neil F. MacLellan
Title: Executive Vice President

SELLER:

WEB SERVICE COMPANY, INC.

By:	/s/ Adam E. Coffey
Name: Adam E. Coffey
Title: President

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